UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Robinhood Markets, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

770700102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 770700102	SCHEDULE 13G	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VI (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 49,015,456 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 49,015,456 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,015,456 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures VI (Jersey) L.P. (“Index Ventures VI”) directly owns 49,015,456 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VI Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 989,336 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 989,336 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,336 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures VI Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures VI Parallel” and together with Index Ventures VI, the “Index VI Funds”) directly owns 989,336 shares of the Issuer’s Class A Common Stock. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates VI Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 50,637,760 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 50,637,760 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,637,760 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Associates VI Limited (“IVA VI”) may be deemed to beneficially own an aggregate of 50,637,760 shares of Class A Common Stock, consisting of (i) 50,004,792 shares of Class A Common Stock held directly by the Index VI Funds and (ii) 632,968 shares of Class A Common Stock held directly by Yucca. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth III (Jersey), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,207,564 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,207,564 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,207,564 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures Growth III (Jersey), L.P. (“Index Growth III”) directly owns 7,207,564 shares of the Issuer’s Class A Common Stock. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Growth Associates III Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,317,310 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,317,310 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,310 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Growth Associates III Limited (“IVGA III”) may be deemed to beneficially own an aggregate of 7,317,310 shares of Class A Common Stock, consisting of (i) 7,207,564 shares of Class A Common Stock held directly by Index Growth III and (ii) 109,746 shares of Class A Common Stock held directly by Yucca. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth V (Jersey), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,148,312 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,148,312 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,148,312 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures Growth V (Jersey), L.P. (“Index Growth V” and together with the Index VI Funds and Index Growth III, the “Index Venture Funds”) directly owns (i) 1,874,816 shares of the Issuer’s Class A Common Stock and (ii) 273,496 shares of Class A Common Stock underlying Warrants exercisable within 60 days of December 31, 2023. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Growth Associates V Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,214,754 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,214,754 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,214,754 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Growth Associates V Limited (“IVGA V”) may be deemed to beneficially own an aggregate of 2,214,754 shares of Class A Common, consisting of (i) 1,874,816 shares of Class A Common Stock held directly by Index Growth V, (ii) 273,496 shares of Class A Common Stock underlying Warrants held directly by Index Growth V, (iii) 57,984 shares of Class A Common Stock held directly by Yucca and (iv) 8,458 shares of Class A Common Stock underlying Warrants held directly by Yucca. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 9 of 14 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 809,156 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 809,156 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,156 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Yucca (Jersey) SLP (“Yucca”) directly owns (i) 800,698 shares of the Issuer’s Class A Common Stock and (ii) 8,458 shares of Class A Common Stock underlying Warrants exercisable within 60 days of December 31, 2023. The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP No. 770700102	SCHEDULE 13G	Page 10 of 14 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Robinhood Markets, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

85 Willow Street Menlo Park, CA 94025

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)  Index Ventures VI, a Jersey, Channel Islands partnership.

(ii)  Index Ventures VI Parallel, a Jersey, Channel Islands partnership.

(iii)   IVA VI, a Jersey, Channel Islands corporation, the general partner of the Index VI Funds.

(iv) Index Growth III, a Jersey, Channel Islands partnership.

(v)   IVGA III, a Jersey, Channel Islands corporation, the general partner of Index Growth III.

(vi) Index Growth V, a Jersey, Channel Islands partnership.

(vii)  IVGA V, a Jersey, Channel Islands corporation, the general partner of Index Growth V.

(viii)  Yucca, a Jersey, Channel Islands separate partnership.

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 770700102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 770700102	SCHEDULE 13G	Page 11 of 14 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i) Index Ventures VI directly owns 49,015,456 shares of Class A Common Stock, which represents approximately 6.6% of the outstanding Class A Common Stock.

(ii)  Index Ventures VI Parallel directly owns 989,336 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock.

(iii)   IVA VI may be deemed to beneficially own an aggregate of 50,637,760 shares of Class A Common Stock, consisting of (i) 50,004,792 shares of Class A Common Stock held directly by the Index VI Funds and (ii) 632,968 shares of Class A Common Stock held directly by Yucca, which represents approximately 6.9% of the outstanding Class A Common Stock.

(iv) Index Growth III directly owns 7,207,564 shares of Class A Common Stock, which represents approximately 1.0% of the outstanding Class A Common Stock.

(v)   IVGA III may be deemed to beneficially own an aggregate of 7,317,310 shares of Class A Common Stock, consisting of (i) 7,207,564 shares of Class A Common Stock held directly by Index Growth III and (ii) 109,746 shares of Class A Common Stock held directly by Yucca, which represents approximately 1.0% of the outstanding Class A Common Stock.

(vi) Index Growth V directly owns (i) 1,874,816 shares of Class A Common Stock and (ii) 273,496 shares of Class A Common Stock underlying Warrants exercisable within 60 days of December 31, 2023, which represents approximately 0.3% of the outstanding Class A Common Stock.

(vii)  IVGA V may be deemed to beneficially own an aggregate of 2,214,754 shares of Class A Common, consisting of (i) 1,874,816 shares of Class A Common Stock held directly by Index Growth V, (ii) 273,496 shares of Class A Common Stock underlying Warrants held directly by Index Growth V, (iii) 57,984 shares of Class A Common Stock held directly by Yucca and (iv) 8,458 shares of Class A Common Stock underlying Warrants held directly by Yucca, which represents approximately 0.3% of the outstanding Class A Common Stock.

(viii)  Yucca directly owns (i) 800,698 shares of the Issuer’s Class A Common Stock and (ii) 8,458 shares of Class A Common Stock underlying Warrants exercisable within 60 days of December 31, 2023, which represents approximately 0.1% of the outstanding Class A Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the relevant Index Venture Funds’ investment in the Issuer. As a result, each of IVGA III, IVGA V and IVA VI may be deemed to have dispositive and voting power over Yucca’s shares by virtue of their dispositive power over and voting power over the shares owned by the Index Venture Funds.

(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Index Ventures VI	49,015,456	0	49,015,456	0
Index Ventures VI Parallel	989,336		989,336
IVA VI	50,637,760		50,637,760
Index Growth III	7,207,564		7,207,564
IVGA III	7,317,310		7,317,310
Index Growth V	2,148,312		2,148,312
IVGA V	2,214,754		2,214,754
Yucca	809,156		809,156

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 770700102	SCHEDULE 13G	Page 12 of 14 Pages

The percent of class was calculated based on 737,937,831 shares of Class A Common Stock outstanding as of November 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 770700102	SCHEDULE 13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

INDEX VENTURES VI (JERSEY) L.P.

By:	Index Venture Associates VI Limited
Its:	General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURES VI PARALLEL
ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates VI Limited
Its:	General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURE ASSOCIATES VI LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURES GROWTH III (JERSEY) L.P.

By:	Index Venture Growth Associates III Limited
Its:	General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURE GROWTH ASSOCIATES III LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

CUSIP No. 770700102	SCHEDULE 13G	Page 14 of 14 Pages

INDEX VENTURES GROWTH V (JERSEY) L.P.

By:	Index Venture Growth Associates V Limited
Its:	General Partner

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURE GROWTH ASSOCIATES V LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Carolyn Gates
	Name:	Carolyn Gates
	Title:	Authorized Signatory

By:	/s/ Kieran Lester
	Name:	Kieran Lester
	Title:	Authorized Signatory

YUCCA (JERSEY) SLP

By:	EFG Fund Administration Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Ventures Growth III Co- Investment Scheme

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Authorized Signatory